EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

March 5, 2018

To:
Israel Securities Authority
Tel Aviv Stock Exchange Ltd.

Re: Additional Immediate Supplementary Report – Investigation

Further to the Company’s immediate reports of February 18, February 20, February 22, February 24 and February 27, 2018 regarding the investigation of the Israel Securities Authority and the Israel Police, and regarding the extension of the arrest of officers of the Company, additional immediate supplementary notification is hereby provided that on March 4, 2018, the court decided to release Mr. Shaul Elovitch, a director and controlling shareholder of the Company, under restrictive conditions.

The main restrictive conditions in relation to Mr. Shaul Elovitch are: house arrest for 10 days (until March 13, 2018), removal from the offices of the Bezeq Group for 45 days and prohibition on making contact with all parties involved in the investigated case for 90 days (except in relation to Mr. Or Elovitch And Ms. Iris Elovitch, with respect to which the prohibition on making contact relates to conversations in connection with the case).

It should be noted that in relation to Mr. Amikam Shorer, the Group’s Strategy and Business Development Director and Mr. Or Elovitch, a director of the Company, who were released (at the police station) on February 26, 2018, the period of house arrest imposed on them ended and they were also prohibited from contacting persons involved in the case for a period of 30 days from that date. Mr. Or Elovitch was also barred from entering Eurocom’s offices for a period of 14 days from that date.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.